Exhibit 3.04
AMENDMENT OF RESTATED AND AMENDED BYLAWS
     The Board of Directors adopted and the shareholders ratified and approved a resolution to amend Section 3.2 of the Amended and Restated Bylaws of the Company to read in its entirety as follows:
          “The authorized number of directors of the corporation shall not be less than seven nor more than thirteen, with the exact number of directors to be fixed, within the limit specified, by resolution of the Board of Directors.”